IOWA FIRST BANCSHARES CORP.

                             300 East Second Street

                              Muscatine, Iowa 52761

                              PHONE (319) 263-4221

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Iowa First Bancshares Corp., an Iowa corporation, will be held at the corporate offices of the Company and its subsidiary, First National Bank of Muscatine, Muscatine, Iowa, on Thursday, April 20, 2000, beginning at 2:00 p.m. in order to:

       1.       Elect four Directors for terms of three years each.
       2. Transact any other business which may be properly brought before the meeting or any adjournment of the meeting.

Common stockholders of record as of the close of business on March 10, 2000 are entitled to vote at the meeting.

Even if you plan to attend the meeting, we encourage you to sign and return the enclosed proxy. If you are unable to attend the meeting because of illness or any other reason, your vote will still be cast. If you do attend the meeting, your proxy will automatically be suspended if you elect to vote in person.

We encourage your attendance at this meeting. The Officers and Directors want to keep you, one of the owners of the Company, informed of its activities and progress.

March 17, 2000
                                              /s/ George A. Shepley
                                              ----------------------------------
                                              George A. Shepley
                                              Chairman of the Board
                                              Chief Executive Officer

EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

                                 PROXY STATEMENT

General Information Concerning the Solicitation of Proxies

This proxy statement is furnished on March 17, 2000, in connection with the solicitation by the Board of Directors of the proxies in the accompanying form.

A shareholder who gives a proxy may revoke it at any time prior to its exercise by filing with the Corporate Secretary a written revocation or a duly executed proxy bearing a later date. The proxy will be suspended if the shareholder is present at the meeting and elects to vote in person.

As of March 10, 2000, 1,536,701 shares of common stock were outstanding, each of which is entitled to one vote at the meeting. Only shareholders of record as of the close of business on March 10, 2000 will be entitled to notice of and to vote at the meeting.

The affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required for adoption of motions and resolutions, except that changes in voting rights, removal of Directors, amendments to the Articles of Incorporation, and approval of mergers, consolidations, or partial liquidations require the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote.

Beneficial Owners of Common Stock

The following table sets forth information as of February 28, 2000, with respect to any person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's common stock.

Name and Address                    Amount and Nature of             Percent
of Beneficial Owner                 Beneficial  Ownership           of  Class
--------------------------------------------------------------------------------

George A. Shepley ..............          115,954                     7.55%
401 Hogan Court
Muscatine, Iowa
---------------

(1) Includes 96,534 shares as beneficially owned by Mr. Shepley because the Company's management believes he has the power to exercise investment decisions with respect to such shares.

The beneficial ownership of current, continuing and nominated Directors is set out in the table on the following page. All current Directors and Executive
Officers as a group own beneficially 297,026 shares, which constitutes 19.3 percent of the class.

Election of Directors

At the annual meeting, shareholders will be asked to elect four Directors to hold office for terms of three years each.

The Board of Directors and management recommend the election of the four nominees listed herein. The named proxies intend to vote for the election of the nominees. If, at the time of the meeting, any of such nominees is unable or declines to serve, the discretionary authority provided in the proxy will be exercised to vote for a substitute or substitutes, unless otherwise directed. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

Information Concerning Nominees for Election as Directors

The Board of Directors presently consists of twelve Directors divided into three classes, with four Directors in each class. Directors of one class are elected each year to hold office for a three-year term, until their successors are duly elected and qualified, or until their earlier resignation or removal. The terms of office of the current Class I Directors will expire on the election of the Directors at the 2000 annual meeting of shareholders.

The shareholders will be asked to elect each of the four Class I nominees listed herein for terms of three years or until a successor is elected and qualified or until his or her earlier resignation or removal. If all nominees are elected they will fill all of the current twelve Directorships.

Certain information is set out below and on the following page with respect to the four persons nominated by the Board of Directors to serve as Directors and with respect to the Directors continuing in office for terms expiring in 2001 and 2002. All four Class I nominees are currently Directors of the Company.

                           IOWA FIRST BANCSHARES CORP.
                                    DIRECTORS

                                                                                              As of February 28, 2000
                                                                               Nominated           Common Stock
                                                                               For Term       -----------------------
                                                                               Expiring,      Amount and
Nominee                    Position(s)                                         Or Current     Nature of       Percent
Or Current                 Held with                                Director     Term         Beneficial        of
Director                   the Company                      Age      Since      Expires       Ownership        Class
---------------------------------------------------------------------------------------------------------------------
Kim K. Bartling            Director.  Executive Vice
                           President, Chief Operating
                           Officer, and Treasurer            42       1994        2003 *        29,597         1.93%

Roy J. Carver, Jr.         Director                          56       1989        2001          25,404         1.65%

Larry L. Emmert            Director                          58       1993        2003 *        21,046         1.37%

Craig R. Foss              Director                          50       1994        2002           3,360           **

Donald R. Heckman          Director                          61       1984        2002          24,060         1.57%

Dean H. Holst              Director. President and CEO,
                           First National Bank in
                           Fairfield                         60       1985        2001          22,838         1.49%

David R. Housley           Director                          48       1999        2003 *         1,000           **

D. Scott Ingstad           Vice Chairman and President.
                           Vice Chairman, President and
                           CEO, First National Bank
                           Of Muscatine                      49       1990        2002          20,869         1.36%

Dr. Victor G. McAvoy       Director.                         56       1994        2001           4,650           **

John "Jay" S. McKee        Director                          46       1999        2001             260           **

George A. Shepley          Chairman of the Board and CEO     77       1983        2003 *       115,954         7.55%

Beverly J. White           Director                          60       1988        2002          21,024         1.37%

 * Nominated for election to the Board of Directors at the April 20, 2000, annual meeting of shareholders of Iowa First Bancshares Corp.

** Less than 1 percent of the outstanding stock of the Company.

Shares listed as beneficially owned include, for Directors who are also officers of the Company, shares held in the Company's retirement plan for the benefit of such individuals.

The business experience of each nominated and continuing Director is set forth in the following section. All Directors have held their present position for at least five years unless otherwise indicated.

Kim K. Bartling. Mr. Bartling has been Executive Vice President, Chief Operating Officer and Treasurer since December 1996. He has served as Executive Vice President and Chief Financial Officer of First National Bank of Muscatine since February 1997. Mr. Bartling served as Senior Vice President, Chief Financial Officer and Treasurer of the Company and First National Bank of Muscatine beginning in 1988. Prior to serving in these positions he served as Vice President / Finance of the Company and First National Bank of Muscatine since 1987. Mr. Bartling is also a Director of the Company, First National Bank of Muscatine and First National Bank in Fairfield.

Roy J. Carver, Jr. Mr. Carver has been Chairman of Carver Pump Company, a manufacturer of industrial pumps used in military and civilian applications, since 1981. Mr. Carver is also a Director of Bandag, Incorporated, and Catalyst, Inc., which have classes of securities registered with the Securities and Exchange Commission.

Larry L. Emmert. Mr. Emmert has been President of Hoffmann, Inc., a general building contractor located in Muscatine, Iowa, since 1981. Mr. Emmert is also a Director of First National Bank of Muscatine.

Craig R. Foss. Mr. Foss has been President and a shareholder of the law firm of Foss, Kuiken, and Gookin, P.C., Fairfield, Iowa, since 1979. Mr. Foss is also a Director of First National Bank in Fairfield.

Donald R. Heckman. Mr. Heckman is an investor. Prior to retirement, Mr. Heckman had been Factory Manager of the H.J. Heinz Co. plant located in Muscatine, Iowa, 1973 to February 1995. This plant produced and warehoused various consumer products including ketchup, gravy and various sauces. Mr. Heckman is also a Director of First National Bank of Muscatine.

Dean H. Holst. Mr. Holst has served as President and CEO of First National Bank in Fairfield since 1985, prior to which he served as Vice President from 1973 to 1985. Mr. Holst is also a Director of the Company and First National Bank in Fairfield.

David R. Housley. Mr. Housley has served as President of Doran and Ward Printing Co., a commercial printing company specializing in the printing of packaging products, for more than ten years. He also has served as President of Master Muffler and Brake, Inc. for more than fifteen and Automart Undercar Distributors for three years. These companies are retail and wholesale suppliers of mufflers and various other replacement parts for the underside of automobiles. Mr. Housley became a Director of First National Bank of Muscatine in February 1999 and a Director of the Company in April, 1999.

D. Scott Ingstad. Mr. Ingstad has served as Vice Chairman of the Board since October 1999, and Director, President and CEO of First National Bank of Muscatine since 1990. Prior to joining the Company, Mr. Ingstad was Senior Vice President/ Senior Loan Officer, First National Bank and Trust Company, Columbia, Missouri, 1989 to 1990 and President and CEO, Commerce Bank of Harrisonville, NA, Harrisonville, Missouri, 1986 to 1989. Mr. Ingstad is also Vice Chairman, as of October 1999, and President, since December 1996, of the Company.

Victor G. McAvoy.   Dr. McAvoy  has served as  President of  Muscatine Community
College and Vice-Chancellor of the Eastern Iowa Community College District since 1986. Mr. McAvoy is also a Director of First National Bank of Muscatine.

John "Jay" S. McKee. Mr. McKee has served as Vice President of Finance of McKee Button Company, a manufacturer of buttons emphasizing the men's dress shirt market, since 1982. Mr. McKee became a Director of First National Bank of Muscatine in February 1999 and a Director of the Company in April 1999.

George A. Shepley. Mr. Shepley has been Chairman of the Board and CEO of the Company since 1983. Mr. Shepley served as President of the Company from 1989 until December 1996. He has served as Chairman of the Board, 1987 to present, President, 1963 to 1989, First National Bank of Muscatine and Chairman of the Board, 1986 to present, First National Bank in Fairfield.

Beverly J. White. Mrs. White has served as a Director of Quality Foundry Co. since 1993 as well as Vice President beginning in 1996. Quality Foundry Co. is a grey iron foundry specializing in semi-steel castings. Mrs. White also served as Executive Vice President of Muscatine Development Corporation and Muscatine Chamber of Commerce from 1990 to 1991 and as a Director of Muscatine Development Corporation from 1989 to 1990. Mrs. White is also a Director of First National Bank of Muscatine.

Officers and Directors of the Company and its subsidiaries have had, and may have in the future, banking transactions in the ordinary course of business of the Company's subsidiaries. All such transactions are on substantially the same terms, including interest rates on loans and collateral, as those prevailing at the time for comparable transactions with others and involve no more than the normal risk of collectibility.

Meetings and Committees of the Board of Directors

The Board of Directors held twelve regular meetings and three special meetings during the last fiscal year. All incumbent Directors attended at least 75% of the regular Board of Directors meetings held after each Director was duly elected and qualified. The annual retainer that each outside Director received in 1999 was $5,300 plus $100 for each committee meeting attended. Executive officers who also serve on the Board of Directors do not receive such retainer or committee fees.

The Company has committees of the Board of Directors, which meet on an "as needed" basis. During 1999, the Strategic Planning Committee met twice. Its members are Mr. Emmert (Chairman), Mr. Bartling, Mr. Heckman, Mr. Holst, Mr.
Housley, Mr. Ingstad, Mr. McAvoy, Mr. McKee, Mr. Shepley and Mrs. White. The Human Resource Committee met three times; its members are Mrs. White (Chairperson), Mr. Emmert, Mr. Housley, Mr. McAvoy, and Mr. Shepley. The Retirement Plan Committee met two times during 1999; its members are Mr. McAvoy (Chairman), Mr. Emmert, Mrs. White and Mr. Bartling.

Compensation Committee Report

The Human Resource Committee serves as the Company's compensation committee. The Committee policy is to seek to provide fair and competitive compensation, encourage the retention of highly qualified individuals and enhance shareholder value by encouraging increased profitability of the Company. This policy is intended to align the financial interest of the Company's and subsidiary banks' officers (including executive officers) with those of the shareholders, as well as to create an atmosphere that recognizes the contribution and performance of each officer. In addition to merit-based promotions, the essential components of the compensation policy for the Company's executive officers are base compensation and cash bonuses.

The Committee considers many factors when determining compensation levels for executive officers. These factors include the extent to which each executive officer contributes to enhancement of shareholder value and comparisons of the Company's compensation of executive officers to the compensation paid to executive officers by other companies in the banking industry, including peer groups. The Committee also considers the extent to which each executive officer contributes to attainment of earnings targets for the Company and each subsidiary. Other factors include the executive officer's contribution to return on average equity, contribution to the profitable growth of the Company, and contribution to improvements in quality of assets and, thus, quality of earnings. In determining the base compensation of the executive officers for 1999, the Committee considered all of the aforementioned factors, as well as an average salary increase at the subsidiary banks of approximately 3%-4%.

In determining the compensation level for the Chief Executive Officer, the Committee specifically reviews trends in the Company's return on average assets and equity. It looks at the overall return to shareholders, including dividends paid and changes in the fair market value of the Company's stock. The Committee also assesses the CEO's effectiveness in leadership and communication skills, as demonstrated by the level at which the subsidiary banks attain their targets for earnings and asset quality, and the effectiveness of the strategic and operating planning process, which the CEO leads. During 1998, the Company's earnings per share increased 11.0%, cash dividends declared per share resulted in a yield on beginning of the year price of 2.9%, and total shareholder return was 11%. Return on average assets and equity was 1.00% and 14.2%, respectively.
Nonaccrual loans, renegotiated loans and loans past due 90 days or more decreased $600,000 (37.4%) while net loans increased more than $41 million or 20.0%.

This report submitted by the Human Resource Committee:

                                                 Beverly J. White, Chairperson
                                                 Larry L. Emmert
                                                 David R. Housley
                                                 Victor G. McAvoy

Management Compensation

The following table sets forth the remuneration paid or accrued for the past three years by the Company and its subsidiaries to the highest paid executive officers whose 1999 cash compensation exceeded $100,000.

                                                      SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Long Term Compensation
                                                Annual Compensation              Awards             Payouts
Name and Principal                                                Other Annual   Restricted Stock  Options or   LTIP     All Other
Position(s)                         Year     Salary       Bonus   Compensation         Awards         SARs     Payouts  Compensation
                                     $          $           $                            $             #          $        $ (1)
------------------------------------------------------------------------------------------------------------------------------------
George A. Shepley ................. 1999     200,014      10,500      - -               - -           - -        - -       14,716
Chairman and CEO of the             1998     200,014      22,502      - -               - -           - -        - -       19,478
Company; Chairman, First            1997     200,014      27,752      - -               - -           - -        - -       17,854
National Bank of Muscatine and
First National Bank in
Fairfield

D. Scott Ingstad .................. 1999     163,500      21,461      - -               - -           - -        - -       14,716
Vice Chairman and President         1998     155,695      20,046      - -               - -           - -        - -       16,212
of the Company; Vice Chairman,      1997     146,895      19,464      - -               - -           - -        - -       14,221
President and CEO, First
National Bank of Muscatine

Dean H. Holst ..................... 1999     116,529       7,735      - -               - -           - -        - -       11,430
Director of the Company;            1998     116,529       7,735      - -               - -           - -        - -       11,732
Director, President and CEO,        1997     114,529       8,890      - -               - -           - -        - -       11,340
First National Bank in Fairfield

Kim K. Bartling ................... 1999     116,600       9,329      - -               - -           - -        - -       11,892
Director, Executive Vice            1998     110,000      12,788      - -               - -           - -        - -       11,613
President, Chief Operating          1997     100,000      14,250      - -               - -           - -        - -        9,875
Officer and Treasurer of the Company;
Director, EVP and CFO, First National
Bank of Muscatine; Director,
First National Bank in
Fairfield

Tim M. Nelson ..................... 1999      97,333      11,680      - -               - -           - -        - -        9,931
Executive Vice President            1998      93,013      10,696      - -               - -           - -        - -        9,730
and Senior Loan Officer,            1997      89,173      11,035      - -               - -           - -        - -        8,642
First National Bank of
Muscatine

(1) Includes contributions to the employee stock ownership plan with 401(k) provisions.

Employee Stock Ownership Plan with 401(k) Provisions

The Company sponsors an employee stock ownership plan with 401(k) provisions. An employee becomes a participant upon completing a minimum period of employment. Employee contributions up to 6% of total compensation per employee are matched by the employer at a rate of 50% of the employee contributed amount. Additionally, the employer may make discretionary profit-sharing contributions to the plan; total annual contributions cannot exceed the amount that can be deducted for federal income tax purposes. Participants may direct investment of the funds they have contributed to their individual accounts under the plan utilizing several fixed income and equity investment options. A portion of the discretionary profit-sharing contributions made by the Company or its subsidiaries for the participants may be directed for investment in common shares of the Company. Participant (but not Company) contributions are included in salary in the Summary Compensation Table. The Company and its subsidiaries contributed a cash total of $302,311 to this plan for 1999.

Performance Incentive Plans

In addition to base compensation, each executive officer of the Company and the subsidiaries has specific annual weighted goals which, if attained, will result in year-end cash performance incentive pay equal to 9% to 10% of base pay. The maximum annual payment under this incentive plan is 15% of base pay for substantially exceeding the goals established. For the year ended December 31, 1999, amounts paid or accrued under this incentive plan totaled $80,721 which included $60,705 for executive officers of the Company as a group. Also, the Company and subsidiaries have discretionary performance incentive plans covering a majority of the officer level employees as well as other specific employees. These plans encourage improved efficiency and effectiveness of employees by increasing remuneration as a direct result of individual and organizational goal attainment. Payments made or accrued under all performance incentive plans, including the executive officer plan discussed above, totaled $182,510 for 1999.

Executive Employment Agreements

In order to advance the  interests  of the Company  by  enabling the  Company to attract and retain the services of key executives upon which the successful operations of the Company are largely dependent, the Board of Directors tendered Employment and Change in Control Agreements to D. Scott Ingstad, Dean H. Holst and Kim K. Bartling. An Employment Agreement was also tendered by the Board of Directors to Tim M. Nelson. See the Summary Compensation Table for information regarding the company positions held by these individuals.

The Employment Agreements are for a base term of two years and automatically renew unless 90 days notice of non-renewal is provided to the other party. If an executive's employment is terminated prior to the expiration of the Agreement or by the providing of notice of non-renewal, or if the executive is constructively discharged (for example, as a result of a reduction in responsibilities or compensation, or other breach of the Agreement by the Company), the executive is entitled to a severance benefit of : (1) twelve months base pay; (2) any vacation pay accrued but not yet taken; (3) an amount equal to the annual average past three years payment under the Performance Incentive Plan; (4) reimbursement of a portion of medical premiums paid by the executive such that the same "cost-sharing" basis provided at the date of termination is maintained.

Upon a change in control, as defined, the Change in Control Agreements become effective. The executive will, under the Agreement, remain employed by the Company for three years after the effective date or until executive's normal retirement date (the Employment Term), whichever is earlier. An executive who is terminated or constructively discharged after a change in control is entitled to the following for the remainder of the Employment Term: (1) base pay; (2)
payments under the Performance Incentive Plan; (3) perquisites to which the executive was entitled on the date of the change in control; and (4) contributions for benefits expected to be made to the Company's retirement plans.

Supplemental Compensation will also be provided to mitigate the effects of any excise taxes applicable to executive employment payments. Each executive is subject to a confidentiality agreement, and if the executive voluntarily terminates employment prior to a change in control or if executive's employment is terminated for cause, the executive will be subject to noncompetition and nonsolicitation agreements.

The Company currently has no Incentive Stock Option or Nonstatutory Stock Option plans.

Comparative Performance By The Company

The graphical presentation omitted herein compares cumulative total return of the Company's common stock with (i) the Media General Financial Services, Inc.
(MGFS)  Index for NASDAQ  Stock  Market,  (ii) the Russell  2000 Stock Index and
(iii) the MGFS Index for the stocks of banks and bank holding companies located in the Midwestern United States which are listed on the New York Stock Exchange or NASDAQ (representing approximately sixty-five companies). In future years the Company will use the Russell 2000 Stock Index instead of the NASDAQ Stock Market Index for purposes of comparing relative stock performance on this graph. In the Company's opinion, this broad index, which includes many smaller companies, affords a more representative and meaningful comparison than the NASDAQ Stock Market Index which is increasingly dominated by technology stocks. The chart assumes an investment of $100 on January 1, 1995, in each of the Company's common stock, the NASDAQ Stock Market Index, the Russell 2000 Stock Index and the stocks in the bank peer group. Each year's performance is for the twelve months ended December 31. The index level for all series was set to 100.00 on January 1, 1995. The overall performance assumes dividend reinvestment throughout the period. The Company's common stock is not listed on any stock market exchange thus the price used for the Company's common stock in the chart was the greater of the year-end bid price supplied by one of the brokerage firms which acts as a market maker for the Company or the appraisal price supplied by an independent appraiser.

The data points utilized in the ommited graph were as follows

                                 1994    1995    1996    1997    1998    1999
                                ----------------------------------------------

Iowa First Bancshares Corp.     100.00  133.00  164.65  242.96  269.06  241.63
Peer Group Index                100.00  145.56  194.46  331.92  368.24  305.58
Russell 2000 Index              100.00  128.44  149.77  183.23  178.09  212.98
NASDAQ Index                    100.00  129.71  161.18  197.16  278.08  490.46

Independent Auditors

Representatives of McGladrey & Pullen, LLP, independent auditors for the Company, will be present at the annual meeting, will have an opportunity to make any statement they desire, and will be available to respond to appropriate questions.

Deadline for Shareholder Proposals for 2001 Annual Meeting

Proposals by shareholders intended to be presented at the 2001 annual meeting must be received at the Company's executive offices no later than November 18, 2000, to be included in the proxy statement and proxy form.

Deadline for Shareholder Nominations of Directors for 2001 Annual Meeting

Proposals by shareholders for vacant directorships intended to be presented at the 2001 annual meeting must be received at the Company's executive offices no later than November 18, 2000, to be included in the proxy statement and proxy form.

General

The entire cost of soliciting proxies for the annual meeting is paid by the Company. No solicitation other than by mail is contemplated.

The Board of Directors knows of no other matters which will be brought before the meeting, but, if other matters properly come before the meeting, the persons named in the proxy intend to vote the proxy according to their best judgment.

On written request to the undersigned at 300 East Second Street, Muscatine, Iowa 52761, the Company will provide, without charge to the shareholder, a copy of its Annual Report on Form 10-K, including financial statements and schedules, filed with the Securities and Exchange Commission for its most recent fiscal year.

Information set forth in this proxy statement is as of March 10, 2000, unless otherwise dated.


                                                     /s/ George A. Shepley
                                                     ---------------------------
March 17, 2000                                       George A. Shepley
                                                     Chairman of the Board and
                                                     Chief Executive Officer